801.229.7679 4949 N 300 W Provo, UT 84604 vivint.com

October 4, 2022

Re:	Vivint Smart Home, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 1, 2022

File No. 001-38246

VIA EDGAR

Aamira Chaudhry

Theresa Brillant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ms. Chaudhry and Ms. Brillant:

On behalf of Vivint Smart Home Inc. (“Vivint”), we are writing to respond to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated September 22, 2022 (the “comment letter”) relating to the above-referenced Form 10-K.

To assist your review, we have retyped the text of the Staff’s comment in italics below.

Managements’ Discussion and Analysis of Financial Condition and Results of Operations. Adjusted EBITDA, page 60

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We note that you are adjusting net loss by “Consumer financing fees” to arrive at Adjusted EBITDA. Please tell us the nature of the fees included in this adjustment, including your basis for reflecting them as a reduction to revenue on your Consolidated Statements of Operations. Additionally, tell us your consideration of Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Vivint respectfully advises the Staff that under the Consumer Financing Program (as disclosed beginning on page 57 and on page 90 under the heading Vivint Flex Pay in the Form 10-K), Vivint customers may enter into a loan agreement directly with a third-party financing company (“Financing Provider”) who finances the customer’s purchase of Vivint’s products at the time of sale. The related loan agreement is directly between the Financing Provider and the customer. The Financing Provider funds the loan by paying Vivint the sale price of the products purchased by the customer. These loans have a 0% stated interest rate.

Under the terms of the agreement between Vivint and the Financing Provider, there are three types of fees paid by Vivint to the Financing Provider. Each of the three categories is discussed below:

(i) Transaction fees – monthly fee paid, based on the average daily balance of loans outstanding for the month multiplied by the fee percentage. The fee percentage is equal to a base rate plus or minus the change in the applicable benchmark at the beginning of the agreement.

(ii) Credit loss share – Vivint reimburses the Financing Provider for certain loan principal losses on defaulted customers; credit losses are capped for higher quality customers and Vivint is responsible for up to 100% on certain other customers, depending on factors specified in the agreement.

(iii) Payment transaction (interchange) fees – Vivint reimburses the Financing Provider for transactions fees (i.e., credit card interchange fees) related to monthly customer payments.

As of the loan origination date, Vivint is entitled to receive cash from the Financing Provider on behalf of Customer and records a derivative liability for the fair value of the future obligations to the Financing Provider related to the fees noted above.

Vivint’s future payments to the Financing Provider are analogous to Vivint making interest payments on behalf of its customers to such lender. As per ASC 606-10-32-25:

“An entity shall account for consideration payable to a customer as a reduction of the transaction price and, therefore, of revenue unless the payment to the customer is in exchange for a distinct good or service…”

Vivint has concluded that these payments should be accounted for as a reduction of the total arrangement fee to be recognized by Vivint as revenue because such payments are an integral part of the arrangement between Vivint and the customer (whether the customer is aware of it or not) and these payments are not in exchange for a distinct good or service from the customer; the payments are made, in essence, on behalf of the customer, as they are evidenced contemporaneously and occur simultaneously with the loan origination between the Financing Provider and customer. Therefore, the fair value of the derivative on the origination date is reflected as a reduction of Vivint’s revenue received from the relevant customer. The derivative liability is reduced as payments are made by Vivint to the Financing Provider. As disclosed on page 91 of the Form 10-K, subsequent changes to the fair value of the derivative liability are realized through other expenses (income), net in the Consolidated Statement of Operations.

Vivint further advises the Staff that the Consumer Financing Fees included as an adjustment in the Adjusted EBITDA calculation is limited to “Transaction Fees” identified above (i.e., Credit loss share and payment transaction (interchange) fees are not included in the adjustment to Adjusted EBITDA).

In consideration of Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, Vivint concluded the Consumer Financing Fees are not items that would accelerate revenue recognition over time and including the Consumer Financing Fees as an adjustment in the Adjusted EBITDA calculation is not intended to individually tailor Vivint’s revenue recognition method. These Consumer Financing Fees represent interest paid to the Financing Provider on the customer’s behalf (i.e., without the agreement between Vivint and the Financing Partner, the customer would not have had access to finance the purchase of the Vivint products and/or would have incurred interest charges based on the customer’s credit worthiness). As such, Vivint has concluded it is appropriate to include such fees as a component of Adjusted EBITDA, while excluding them from revenue. Furthermore, this adjustment is consistent with Vivint’s presentation of Covenant Adjusted EBITDA under Vivint’s debt agreements (see, e.g., clause (a)(ii) of the definition of “EBITDA” in the indenture governing Vivint’s 2029 notes, attached hereto as Annex A). Vivint’s material debt agreements are filed as exhibits to its Form 10-K.

If you should have any questions regarding the items discussed in this letter, please contact me at (801) 376-9922, or, in my absence, Garner B. Meads, III, Vivint’s Chief Legal Officer and Secretary at (801) 900-2820.

Sincerely,

/s/ Dana Russell
Chief Financial Officer

Annex A

Representative Definition Governing Calculation of Adjusted EBITDA (defined as “EBITDA” in Vivint Debt Agreements)

Indenture, dated July 9, 2021, governing 5.75% Senior Notes due 2029

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period:

(a) increased (without duplication) by the following, in each case (other than with respect to clauses (viii), (xi) and the applicable pro forma adjustments in clause (xv)) to the extent deducted (and not added back) in determining Consolidated Net Income for such period:

(i) (A) provision for taxes based on income, profits or capital, including, without limitation, federal, state, municipal, foreign, franchise and similar taxes (such as the Delaware franchise tax, the Pennsylvania capital tax, Texas margin tax and provincial capital taxes paid in Canada) and withholding taxes (including any future taxes or other levies which replace or are intended to be in lieu of such taxes and any penalties and interest related to such taxes or arising from tax examinations), (B) the amount of distributions actually made to any direct or indirect parent company of such Person in respect of such period in accordance with clause (xv)(B) under Section 4.07(b) hereof and (C) the net tax expense associated with any adjustments made pursuant to clauses (a) through (q) of the definition of “Consolidated Net Income”; plus

(ii) Fixed Charges of such Person for such period (including (w) non-cash rent expense, (x) net losses or any obligations on Hedging Obligations or other derivative instruments, (y) bank fees and other financing fees and (z) costs of surety bonds in connection with financing activities, plus amounts excluded from Consolidated Interest Expense as set forth in clauses (a)(o) through (z) in the definition thereof); plus

(iii) Consolidated Depreciation and Amortization Expense of such Person for such period; plus

(iv) the amount of any equity-based or non-cash compensation charges or expenses, including any such charges or expenses arising from grants of stock appreciation or similar rights, stock options, restricted stock or other rights; plus

(v) any other non-cash charges, expenses or losses, including non-cash losses on the sale of assets and any write-offs or write-downs reducing Consolidated Net Income for such period and any non-cash expense relating to the vesting of warrants (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, (A) the Issuer may elect not to add back such non-cash charge in the current period and (B) to the extent the Issuer elects to add back such non-cash charge, the cash payment in respect thereof in such future period shall be subtracted from EBITDA to such extent), and excluding amortization of a prepaid cash item that was paid in a prior period; plus

(vi) the amount of any non-controlling interest or minority interest expense or any expense or deduction attributable to non-controlling or minority equity interests of third parties in any non-Wholly Owned Subsidiary; plus

(vii) the amount of (x) Board fees, management, monitoring, consulting, transaction, advisory and other fees (including termination fees) and indemnities, costs and expenses paid or accrued in such period to the Investors or otherwise to any member of the Board of the Issuer, any Subsidiary of the Issuer or any direct or indirect parent of the Issuer, any Permitted Holder or any Affiliate of a Permitted Holder, (y) payments made to option holders of the Issuer or any of its direct or indirect parent companies in connection with, or as a result of, any distribution being made to shareholders of such Person or its direct or indirect parent companies, which payments are being made to compensate such option holders as though they were shareholders at the time of, and entitled to share in, such distribution, including any cash consideration for any repurchase of equity, in each case to the extent permitted in this Indenture and (z) any fees and other compensation paid to the members of the Board of the Issuer or any of its parent entities; plus

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(viii) the amount of pro forma “run rate” cost savings, operating improvements and expense reductions and product margin and other synergies related to mergers, amalgamations and other business combinations, acquisitions, investments, dispositions, divestitures, restructurings, operating improvements and expense reductions, cost savings initiatives, other similar transactions or initiatives (including the modification and renegotiation of contracts and other arrangements) and including EBITDA pursuant to contracted pricing (at the highest contracted rate) that are reasonably identifiable and factually supportable and projected by the Issuer in good faith to result from actions that have been taken or with respect to which substantial steps have been taken (in each case, including from any steps or actions taken in whole or in part prior to the Issue Date or the applicable consummation date of such transaction, initiative or event) or are expected to be taken (in the good faith determination of the Issuer) within 36 months after any such transaction, initiative, contract or event is consummated or entered into, net of the amount of actual benefits realized during such period from such actions, in each case, calculated on a pro forma basis as though such cost savings, operating improvements and expense reductions, synergies and EBITDA had been realized on the first day of such period for which EBITDA is being determined and as if such cost savings, operating improvements and expense reductions, synergies and EBITDA were realized on the first day of the applicable period for the entirety of such period; provided that no cost savings, operating improvements and expense reductions, synergies and EBITDA shall be added pursuant to this clause (h) to the extent duplicative of any expenses or charges otherwise added to EBITDA, whether through a pro forma adjustment or otherwise, for such period; plus

(ix) the amount of loss or discount on sale of receivables, Securitization Assets and related assets to any Securitization Subsidiary in connection with a Qualified Securitization Facility; plus

(x) any costs or expense incurred by the Issuer or a Restricted Subsidiary or a direct or indirect parent entity of the Issuer pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, any severance agreement or any stock subscription or shareholder agreement; plus

(xi) cash receipts (or any netting arrangements resulting in reduced cash expenditures) not representing EBITDA or Consolidated Net Income in any period to the extent non-cash gains relating to such income were deducted in the calculation of EBITDA pursuant to clause (b) below for any previous period and not added back; plus

(xii) any losses, charges, expenses, costs or other payments (including all fees, expenses or charges related thereto) (i) from disposed, abandoned or discontinued operations, (ii) in respect of facilities no longer used or useful in the conduct of the business of the Issuer or its Restricted Subsidiaries, abandoned, closed, disposed or discontinued operations and any losses on disposal of abandoned, closed or discontinued operations and (iii) attributable to business dispositions or asset dispositions (other than in the ordinary course of business) as determined in good faith by the Issuer; plus

(xiii) at the option of the Issuer with respect to any applicable period, an amount equal to the net change in deferred revenue at the end of such period from the deferred revenue at the end of the previous period; plus

(xiv) compensation expense attributable to positive investment income with respect to funded deferred compensation account balances; plus

(xv) adjustments, exclusions and add-backs (1) used in connection with or reflected in the calculation of “Covenant Adjusted EBITDA” as set forth in footnote (5) of “Summary—Summary Financial Information” contained in the Offering Memorandum to the extent such adjustments continue to be applicable during the period in which EBITDA is being calculated and other adjustments, exclusions and add-backs of a similar nature to the foregoing, in each case applied in good faith by the Issuer and (2) identified or set forth in any quality of earnings report or analysis prepared by independent registered public accountants of recognized national or international standing or any other accounting or valuation firm in connection with any acquisition, merger, consolidation, Investment or other transaction not prohibited by this Indenture; plus

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(xvi) the amount of any gains or losses arising from embedded derivatives in the customer contracts of the Issuer or a Restricted Subsidiary and any gain or loss attributable to mark-to-market adjustments in the valuation of pension liabilities, including actuarial gain or loss on pension and post-retirement plans, curtailments and settlements; plus

(xvii) costs, expenses or charges during such period relating to selling, equipping and installing new alarm and/or smart home systems and other products used in the business in connection with new subscriber or customer acquisition of the Issuer and the Restricted Subsidiaries, in each case to the extent deducted from Consolidated Net Income in accordance with GAAP; and

(b) decreased (without duplication) by the following, in each case to the extent included in determining Consolidated Net Income for such period:

(i) non-cash gains (including non-cash gains on the sale of assets) increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced EBITDA in any prior period and any non-cash gains with respect to cash actually received in a prior period so long as such cash did not increase EBITDA in such prior period; plus

(ii) any net income from disposed, abandoned, closed or discontinued operations or attributable to business dispositions or asset dispositions (other than in the ordinary course of business) as determined in good faith by the Issuer; plus

(iii) the reduction in compensation expense attributable to investment loss with respect to funded deferred compensation account balances; plus

(iv) claims paid by the Issuer or any Captive Insurance Subsidiary and administrative expenses paid to any Captive Insurance Subsidiary; and

(c) increased or decreased (without duplication) by, as applicable, any non-cash adjustments resulting from the application of FASB Interpretation No. 45 Guarantees, or any comparable applicable accounting standard.

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